Exhibit 99.1
Sinovac Obtains Lot Release Certificate for Its First Batch of H1N1 Vaccine

BEIJING, Sept. 8 /PRNewswire-Asia/ -- Sinovac Biotech Ltd. (NYSE Amex: SVA), a leading provider of vaccines in China, today announced that the first lot of PANFLU.1, its H1N1 vaccine, has passed the lot release process of China's National Institute for the Control of Pharmaceutical and Biological Products and obtained the Certificate for the Release of Biological Products, which means the released vaccines are ready for delivery.

The released vaccine will be supplied to the Beijing CDC and China's central government. Sinovac has previously announced an order of five million doses with the minimum purchase quantity of two million doses from the Beijing CDC and 3.3 million doses from the central government, all of which is to be delivered by the end of September.

Mr. Weidong Yin, Chairman, President and CEO, commented, "We are proud to be at the forefront of the fight against the H1N1 virus. With these shipments, we can, along with the government and our fellow companies, begin the fight in earnest to control the spread of H1N1."

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive(R) (hepatitis A), Bilive(R) (combined hepatitis A and B), Anflu(R) (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing a Universal Pandemic Influenza vaccine and a Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Sinovac Biotech Ltd.:
     Helen G. Yang
     Tel:   +86-10-8289-0088 x9871
     Fax:   +86-10-6296-6910
     Email: info@sinovac.com

Investors/Media:
     Stephanie Carrington / Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com